UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of February 2015

Commission File No.: 001-33514

TRANSITION THERAPEUTICS INC.

101 College Street, Suite 220, Toronto, Ontario, Canada M5G 1L7

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

A copy of the Registrant’s Consolidated Interim Financial Statements for the three-month and six-month periods ended December 31, 2014 and 2013 and Management’s Discussion and Analysis for the three-month and six-month periods ended December 31, 2014 are furnished herewith and are incorporated by reference into the following Registration Statements:

Registration Statement on Form S-8 No. 333-157279

Registration Statement on Form F-3 No. 333-189879

EXHIBITS

The following information is furnished to the SEC as part of this report on Form 6-K:

Exhibit No.	Document

99.1	Press Release dated February 9, 2015: “Transition Therapeutics Announces Second Quarter Fiscal 2015 Financial Results.”

99.2	Management’s Discussion and Analysis for the three-month and six-month periods ended December 31, 2014.

99.3	Consolidated Interim Financial Statements (Unaudited) for the three-month and six-month periods ended December 31, 2014 and 2013.

99.4	Certification of Interim Filings signed by the Chief Executive Officer dated February 9, 2015.

99.5	Certification of Interim Filings signed by the Chief Financial Officer dated February 9, 2015.

99.6	Letter to Shareholders.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRANSITION THERAPEUTICS INC.

Date: February 9, 2015	By:	/s/ Nicole Rusaw
	Name:	Nicole Rusaw
	Title:	Chief Financial Officer